FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 14, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE IPAA OIL AND GAS INVESTMENT SYMPOSIUM AND THE CIBC 2010 WHISTLER INSTITUTIONAL INVESTOR CONFERENCE

CALGARY, ALBERTA (January 14, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at the Independent Petroleum Association of America Oil & Gas Investment Symposium on Wednesday, January 20, 2010 at 9:00am EST (7:00am MST) in Hollywood, Florida. Presentation slides and a link to the webcast (audio only) will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) of the presentation can also be accessed via the following URL for 12 months following the presentation:

http://www.investorcalendar.com/CEPage.asp?ID=154260

In addition, Baytex is also pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the CIBC 2010 Whistler Institutional Investor Conference on Thursday, January 21, 2010 at 9:10am PST (10:10am MST) in Whistler, British Columbia. Presentation slides and the webcast (audio only) link will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The webcast (audio only) link will be available for 90 days following the presentation.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca